6711 Mississauga Road, Suite 404 Mississauga, ON, L5N 2W3 P 905.858.1368 F 905.858.1399 www.med-emerg.com

April 22, 2008

Mr. Andrew Mew
Senior Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      Med-Emerg International Inc.
Form 10-K for the year ended December 31, 2007
Filed March 28, 2008
File No. 001 - 13861

Dear Mr. Mew:

We are in receipt of a letter dated April 17, 2008, from Mr. Larry Spirgel, of your office.

Further to our conversation last week we are writing to request an extension of the time allowed to respond to the SEC's questions. It is our intention to provide our answers on or before May 15, 2008.

If you have questions please contact the writer at your earliest convenience at (905) 288-1003 or bdanis@med-emerg.com.

Sincerely yours,

/s/ William J. Danis
Chief Financial Officer